EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$152,196	$150,559	$163,230	$216,392	$141,198
Add: Interest expense	150,669	122,642	105,376	104,772	92,828
Depreciation expense on cap’d interest	1,245	5,393	4,437	3,829	3,442
Amortization of deferred financing costs	4,529	4,065	3,889	3,963	3,475

Earnings before fixed charges	$308,639	$282,659	$276,932	$328,956	$240,943

Fixed charges:
Interest expense	$150,669	$122,967	$105,376	$104,772	$92,828
Amortization of deferred financing charges	4,529	4,065	3,889	3,963	3,475
Capitalized interest	19,958	45,697	30,837	17,748	13,242

Fixed charges	175,156	172,729	140,102	126,483	109,545

Preferred share distributions	—	—	—	—	—
Preferred unit distributions	21,012	17,126	13,691	12,095	11,844

Combined fixed charges	$196,168	$189,855	$153,793	$138,578	$121,389

Ratio of earnings to fixed charges	1.76	1.64	1.98	2.60	2.20

Ratio of earnings to combined fixed charges	1.57	1.49	1.80	2.37	1.98

(1)	Amounts for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been reclassified to present properties that have been sold or held for sale through March 31, 2009. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.